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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

LORAL SPACE & COMMUNICATIONS INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
543881106
(CUSIP Number)
J. Kevin Ciavarra
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 12, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	543881106	13 D	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,150

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		100,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	543881106	13 D	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Master Fund L.P., a Bermuda limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,150

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		100,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	543881106	13 D	Page	4	of	13

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Fund GP, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,150

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		100,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	543881106	13 D	Page	5	of	13

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Fund GP, L.L.C., a Delaware limited liability company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		100,150

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		100,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	543881106	13 D	Page	6	of	13

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,159,676

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,159,676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,159,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

CUSIP No.	543881106	13 D	Page	7	of	13

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,159,676

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,159,676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,159,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	543881106	13 D	Page	8	of	13

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,159,676

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,159,676

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,159,676

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	543881106	13 D	Page	9	of	13
     This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 25, 2006 and Amendment No. 2 to Schedule 13D filed with the Commission on November 17, 2006 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 4. Purpose of the Transaction.
     Item 4 is hereby supplemented as follows:
     Although the Issuer’s Special Committee indicated that Highland Capital would receive a response to Highland Capital’s Proposal to the Issuer’s Special Committee dated October 23, 2006 and that such Proposal was being taken under consideration, Highland Capital never received any communications regarding the Proposal beyond the Special Committee acknowledging receipt of the Proposal on October 24, 2006.
     On October 27, 2006, the Issuer issued a press release announcing that “in response to certain shareholders’ recent expressions of interest in participating in its financing plans, it has requested that MHR Fund Management LLC consider proposing an alternative to the recently announced $300 million equity financing transaction that would include the participation of all interested shareholders” and that “MHR has indicated to Loral that it is pleased with the interest shown by shareholders and that its response will be forthcoming.”
     On February 26, 2007, the Issuer filed a Current Report on Form 8-K to announce an update with respect to its agreement to sell $300 million of convertible perpetual preferred stock to affiliates (the “MHR Purchasers”) of MHR Fund Management LLC (“MHR”), Loral’s largest shareholder. In the press release filed with the February 26, 2007 Form 8-K, the Issuer announced “[f]ollowing shareholder expressions of interest and concerns after the agreement was announced on October 17, 2006, the Company and MHR considered adjustments and other alternatives to the agreed upon transaction that would have included a component for broader shareholder participation, while simultaneously seeking the regulatory approvals required under the agreement.” According to the Issuer, among the approvals needed to complete the sale of the preferred stock was that “NASDAQ confirm that shareholder approval is not required under the NASDAQ Marketplace Rules.” The Issuer further indicated that it and MHR were advised on February 26, 2007 “by NASDAQ that the transaction will not require shareholder approval, provided certain terms are amended to comply with NASDAQ rules.” According to the press release “NASDAQ has also indicated that adjustments or alternatives other than to effect compliance with its rules would effectively require the parties to agree to rescind and renegotiate the transaction, which is not an available alternative.” The press release further stated that “[a]ccordingly, the Company and MHR are preparing modifications to the terms of the transaction that will satisfy NASDAQ requirements.”
     On February 27, 2007, the Issuer filed a Current Report on Form 8-K disclosing that it had completed the sale to the MHR Purchasers of $300,000,098 of two newly created series of convertible perpetual preferred stock of the Company pursuant to an Amended and Restated Securities Purchase Agreement with MHR, which was originally executed on October 17, 2006, and which was amended and restated on February 27, 2007. Pursuant to the Purchase Agreement, the MHR Purchasers purchased for approximately $41 million 136,526 shares of Series A-1 Cumulative 7.50% Convertible Perpetual Preferred Stock and for approximately $259 million 858,486 shares of Series B-1 Cumulative 7.50% Convertible Perpetual Preferred Stock for an aggregate purchase price of $300,000,098.
     In response to the foregoing actions, on March 12, 2007, Highland Crusader Offshore Partners, L.P. delivered to the Issuer a demand letter pursuant to Section 220 of the Delaware General Corporation Law, to inspect certain books, records and documents of the Issuer. A copy of the letter is attached hereto as Exhibit 99.8.

CUSIP No. 543881106	13D	Page 10 of 13 Pages
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     Each of the Reporting Persons and Crusader, Crusader Fund GP, Crusader Fund GP LLC, Credit Strategies, General Partner and GP Holdings declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
     (a) As of March 14, 2007, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,159,676 shares of Common Stock, representing approximately 5.8% of the Common Stock outstanding as of March 14, 2007 (based upon 20,000,000 shares of Common Stock outstanding on October 31, 2006 as disclosed in Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2006).
     Each of Crusader, Crusader Fund GP, Crusader Fund GP LLC, Credit Strategies, General Partner and GP Holdings and each director and executive officer of Strand and Multi-Strategy SubFund (other than Mr. Dondero) beneficially owns zero shares of Common Stock.
     (b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Highland Crusader Offshore Partners, L.P. (1)	0	0	0	0
Highland Crusader Fund GP, L.P. (1)	0	0	0	0
Highland Crusader Fund GP, LLC (1)	0	0	0	0
Highland Multi-Strategy Onshore Master SubFund, L.L.C.	0	100,150	0	100,150
Highland Multi-Strategy Master Fund, L.P. (2)	0	100,150	0	100,150
Highland Multi-Strategy Fund GP, L.P. (2)	0	100,150	0	100,150
Highland Multi-Strategy Fund GP, L.L.C. (2)	0	100,150	0	100,150
Highland Credit Strategies Master Fund, L.P. (3)	0	0	0	0
Highland General Partner LP (3)	0	0	0	0
Highland GP Holdings LLC (3)	0	0	0	0
Highland Capital Management, L.P. (2)(4)	0	1,159,676	0	1,159,676
Strand Advisors, Inc. (2)(4)	0	1,159,676	0	1,159,676
James Dondero (2)(4)	0	1,159,676	0	1,159,676

(1)	Crusader holds 1,006,942 shares of Common Stock. Crusader Fund GP is the general partner of Crusader and Crusader Fund GP LLC is the general partner of Crusader Fund GP. However, pursuant to a management agreement between Highland Capital and Crusader, Highland Capital has all voting and dispositive powers with respect to securities held by Crusader.

(2)	Master Fund is the managing member of Multi-Strategy SubFund, Multi-Strategy GP is the general partner of Master Fund, Multi-Strategy GP LLC is the general partner of Multi-Strategy GP, Highland Capital is the sole member of Multi-Strategy GP LLC, Strand is the general partner of Highland Capital and Mr. Dondero is the President and a Director of Strand.

CUSIP No. 543881106	13D	Page 11 of 13 Pages

(3)	Credit Strategies holds 52,584 shares of Common Stock. General Partner is the general partner of Credit Strategies and GP Holdings is the general partner of General Partner. However, pursuant to a management agreement between Highland Capital and Credit Strategies, Highland Capital has all voting and dispositive powers with respect to securities held by Credit Strategies.

(4)	As a result of the relationships described herein, Highland Capital, Strand and Mr. Dondero may be deemed to be the indirect beneficial owners of the shares of Common Stock beneficially owned by Crusader, Multi-Strategy SubFund and Credit Strategies. Highland Capital, Strand and Mr. Dondero expressly disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.
     (c) Except as otherwise described herein, and other than the receipt of stock dividends from the Issuer pursuant to Common Stock ownership, no transactions in the Common Stock were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons or, to the knowledge of the Reporting Persons, any of Crusader, Crusader Fund GP, Crusader Fund GP LLC, Credit Strategies, General Partner and GP Holdings, or the persons controlling the Reporting Persons.
     (d) Except as otherwise described in this Schedule, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock covered by this statement.
     (e) Inapplicable.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and supplemented as follows:
     Exhibit 99.8 Letter of Highland Crusader Offshore Partners, L.P. to Loral Space & Communications Inc., dated March 12, 2007.

CUSIP No. 543881106	13D	Page 12 of 13 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 14, 2007

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Crusader Fund GP, L.P.,
its general partner
By:	Highland Crusader Fund GP, LLC,
its general partner
By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

HIGHLAND MULTI-STRATEGY ONSHORE MASTER SUBFUND, L.L.C.

By:	Highland Multi-Strategy Master Fund L.P.,
its managing member
By:	Highland Multi-Strategy Fund GP, L.P.,
its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C.,
its general partner
By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

HIGHLAND MULTI-STRATEGY MASTER FUND, L.P.

By:	Highland Multi-Strategy Fund GP, L.P.,
its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C.,
its general partner
By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

HIGHLAND MULTI-STRATEGY FUND GP, L.P.

By:	Highland Multi-Strategy Fund GP, L.L.C.,
its general partner
By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

HIGHLAND MULTI-STRATEGY FUND GP, L.L.C.

By:	Highland Capital Management, L.P.,
its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
James Dondero, President

CUSIP No. 543881106	13D	Page 13 of 13 Pages

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	/s/ James Dondero
James Dondero, President

STRAND ADVISORS, INC.

By:	/s/ James Dondero
James Dondero, President

/s/ James Dondero
James Dondero